

# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### WASHINGTON, D.C. 20549

October 1, 2010

Mr. Bruce J. Mackey Jr.
President and Chief Executive Officer
Five Star Quality Care, Inc.
400 Centre Street
Newton, Massachusetts 02458

      **Re:**    **Five Star Quality Care, Inc.**
                **Form 10-K for fiscal year ended December 31, 2009**
                **Filed February 19, 2010**
                **File No. 001-16817**

Dear Mr. Mackey:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Liquidity and Capital Resources, page 43

1. In future filings, discuss whether your existing cash, cash equivalents, net cash from operations and sources of liquidity will be sufficient to fund your operations, anticipated capital expenditures and debt repayment obligations for the next twelve months.   In addition, provide a discussion regarding the company's ability to meet its long-term liquidity needs.  Note that we consider "long-term" to be the period in excess of the next twelve months.  Refer to Section IV of the Commission's Interpretive Release on Management Discussion and Analysis of Financial Condition and Results of Operations which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies, page 56

2. Based upon your disclosure, we note that you consider the process for determining reserves for self insurance to be a critical accounting policy, and that these reserves have proven to be materially inaccurate in the past. In this regard, please revise your discussion of this critical accounting policy in future filings to disclose the following with respect to your self-insurance reserves:

- The types of assumptions that underlie the most significant and subjective estimates;

- The sensitivity of those estimates to deviations of actual results from management's assumptions; and

- The circumstances that have resulted in revised assumptions in the past.

Please provide us with the proposed disclosures you intend to include in your next 10-Q filing in response to this comment.

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Directors and Executive Officers, page 6

3. In future filings, provide for each director, the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and nature. See Item 401(e)(1) of Regulation S-K.

4. In future filings, provide disclosure related to the board's leadership structure and risk oversight in response to Item 407(h) of Regulation S-K. In addition, please also discuss the effect that the board's role in the risk oversight of the company has on the board's leadership structure.

Compensation Discussion and Analysis, page 15

5. We note your disclosure on page 15 that determinations of an executive officer's compensation are not made as a result of benchmarking compensation against that of other companies. However, we note your disclosure on page 16 discussing management's engagement of a third party compensation consultant solely to provide comparative data regarding compensation paid by a group of public companies in your industry. In addition, we note you provide the names of the comparative companies in footnote disclosure on page 16. Please advise.

6. We note your disclosure in the second paragraph on page 16 that the Compensation Committee did not engage a compensation consultant. Please advise, given your disclosure in the first paragraph on page 16 discussing management's engagement of a third party compensation consultant for benchmarking purposes. In future filings, if a compensation consultant is engaged by management, if applicable, provide disclosure

related to compensation consultant fees as required by Item 407(e)(3)(iii) of Regulation S-K.

7. We note that you have not provided any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Summary Compensation Table, page 20

8. We note you recorded the $200,000 severance payment to Mr. Murphy as a "Bonus" in the table. However, the amount paid to a named executive officer pursuant to a severance plan should be recorded in the "All Other Compensation" column of the table. Refer to Item 402(c)(2)(ix)(D)(1) of Regulation S-K. If applicable, please make the appropriate disclosure in future filings.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363, or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Robert Bartelmes, Senior Financial Analyst, at (202) 551-3354, or me, at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director